SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Index (Expressed in millions of reais, unless otherwise indicated)

Report on review of Quarterly Information		4
Company Data / Share Capital Composition		5
Parent Company Interim Accounting Information / Statement of Financial Position - Assets		6
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities		7
Parent Company Interim Accounting Information / Statement of Income		8
Parent Company Interim Accounting Information / Statement of Comprehensive Income		9
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method		10
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity -
01/01/2016 to 06/30/2016		11
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity -
01/01/2015 to 06/30/2015		12
Parent Company Interim Accounting Information / Statement of Added Value		13
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		14
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		15
Consolidated Interim Accounting Information / Statement of Income		16
Consolidated Interim Accounting Information / Statement of Comprehensive Income		17
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		18
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity -
01/01/2016 to 06/30/2016		19
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity -
01/01/2015 to 06/30/2015		20
Consolidated Interim Accounting Information / Statement of Added Value		21
Notes to the financial statements		22
1.	The Company and its operations	22
2.	Basis of preparation of interim financial information	22
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
4.	Basis of consolidation	23
5.	Summary of significant accounting policies	23
6.	Cash and cash equivalents and Marketable securities	24
7.	Trade and other receivables	25
8.	Inventories	28
9.	Disposal of Assets	29
10.	Investments	30
11.	Property, plant and equipment	32
12.	Intangible assets	33
13.	Impairment	34
14.	Exploration for and evaluation of oil and gas reserves	34
15.	Trade payables	35
16.	Finance debt	35
17.	Leases	38
18.	Related-party transactions	39
19.	Provision for decommissioning costs	42
20.	Taxes	42
21.	Employee benefits (Post-Employment)	46
22.	Shareholders’ equity	48
23.	Sales revenues	48
24.	Other expenses, net	49
25.	Costs and Expenses by nature	49
26.	Net finance income (expense)	49
27.	Supplemental information on statement of cash flows	50

28.	Segment information	51
29.	Provisions for legal proceedings	55
30.	Collateral for crude oil exploration concession agreements	60
31.	Risk management	60
32.	Fair value of financial assets and liabilities	64
33.	Subsequent events	65
34.	Correlation between the notes disclosed in the complete annual financial statements as of
December 31, 2015 and the interim statements as of June 30, 2016		66

(A free translation of the original in Portuguese)

Report on review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2016, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to note 3 of the interim financial information which describes that:

i)                      no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and

ii)                     the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission are still on going.

We also draw attention to note 29.4 of the interim financial information which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Othermatters – Statements of Value Added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2016. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, August 11, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
06/30/2016

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2016	12/31/2015
1	Total Assets	660,246,000	698,646,000
1.01	Current Assets	64,653,000	82,453,000
1.01.01	Cash and Cash Equivalents	6,323,000	16,553,000
1.01.02	Marketable Securities	5,890,000	10,794,000
1.01.03	Trade and Other Receivables	16,750,000	20,863,000
1.01.04	Inventories	24,303,000	24,015,000
1.01.06	Recoverable Taxes	6,604,000	6,506,000
1.01.06.01	Current Recoverable Taxes	6,604,000	6,506,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,493,000	1,520,000
1.01.06.01.02	Other Recoverable Taxes	5,111,000	4,986,000
1.01.08	Other Current Assets	4,783,000	3,722,000
1.01.08.01	Non-Current Assets Held for Sale	8,000	535,000
1.01.08.03	Others	4,775,000	3,187,000
1.01.08.03.01	Advances to Suppliers	410,000	208,000
1.01.08.03.02	Others	4,365,000	2,979,000
1.02	Non-Current Assets	595,593,000	616,193,000
1.02.01	Long-Term Receivables	35,223,000	49,085,000
1.02.01.01	Marketable Securities Measured at Fair Value	1,000	2,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	274,000	258,000
1.02.01.03	Trade and Other Receivables	4,783,000	6,361,000
1.02.01.06	Deferred Taxes	10,924,000	24,641,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	1,509,000	15,156,000
1.02.01.06.02	Deferred Taxes and Contributions	9,415,000	9,485,000
1.02.01.09	Other Non-Current Assets	19,241,000	17,823,000
1.02.01.09.03	Advances to Suppliers	755,000	1,017,000
1.02.01.09.04	Judicial Deposits	9,796,000	8,590,000
1.02.01.09.05	Other Long-Term Assets	8,690,000	8,216,000
1.02.02	Investments	110,846,000	115,536,000
1.02.03	Property, Plant and Equipment	440,514,000	442,439,000
1.02.04	Intangible Assets	9,010,000	9,133,000

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2016	12/31/2015
2	Total Liabilities	660,246,000	698,646,000
2.01	Current Liabilities	100,241,000	105,247,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,302,000	4,212,000
2.01.02	Trade Payables	21,088,000	28,172,000
2.01.04	Current Debt and Finance Lease Obligations	58,362,000	54,481,000
2.01.04.01	Current Debt	56,887,000	52,913,000
2.01.04.03	Finance Lease Obligations	1,475,000	1,568,000
2.01.05	Other Liabilities	13,026,000	15,458,000
2.01.05.02	Others	13,026,000	15,458,000
2.01.05.02.04	Other Taxes and Contributions	9,561,000	11,762,000
2.01.05.02.05	Other Accounts Payable	3,465,000	3,696,000
2.01.06	Provisions	2,463,000	2,436,000
2.01.06.02	Other Provisions	2,463,000	2,436,000
2.01.06.02.04	Pension and Medical Benefits	2,463,000	2,436,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	−	488,000
2.02	Non-Current Liabilities	288,610,000	338,668,000
2.02.01	Non-Current Debt and Finance Lease Obligations	197,645,000	250,865,000
2.02.01.01	Non-Current Debt	192,474,000	245,439,000
2.02.01.03	Finance Lease Obligations	5,171,000	5,426,000
2.02.04	Provisions	90,965,000	87,803,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	8,268,000	7,282,000
2.02.04.02	Other Provisions	82,697,000	80,521,000
2.02.04.02.04	Pension and Medical Benefits	47,076,000	44,546,000
2.02.04.02.05	Provision for Decommissioning Costs	34,667,000	34,641,000
2.02.04.02.06	Other Provisions	954,000	1,334,000
2.03	Shareholders' Equity	271,395,000	254,731,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	253,000	237,000
2.03.04	Profit Reserves	92,396,000	92,396,000
2.03.05	Retained Earnings/Losses	(869,000)	−
2.03.08	Other Comprehensive Income	(25,817,000)	(43,334,000)

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2016 to 06/30/2016	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Same Quarter of the Previous Year 04/01/2015 to 06/30/2015	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
3.01	Sales Revenues	55,458,000	110,708,000	64,112,000	123,069,000
3.02	Cost of Sales	(38,660,000)	(78,178,000)	(44,788,000)	(85,971,000)
3.03	Gross Profit	16,798,000	32,530,000	19,324,000	37,098,000
3.04	Operating Expenses / Income	(9,983,000)	(20,642,000)	(12,186,000)	(17,795,000)
3.04.01	Selling Expenses	(4,401,000)	(8,385,000)	(4,326,000)	(6,438,000)
3.04.02	General and Administrative Expenses	(2,030,000)	(3,858,000)	(1,977,000)	(3,871,000)
3.04.05	Other Operating Expenses	(7,881,000)	(13,729,000)	(9,657,000)	(14,635,000)
3.04.05.01	Other Taxes	(85,000)	(322,000)	(3,724,000)	(4,178,000)
3.04.05.02	Research and Development Expenses	(507,000)	(1,009,000)	(606,000)	(1,166,000)
3.04.05.03	Exploration Costs	(1,553,000)	(2,687,000)	(1,399,000)	(2,277,000)
3.04.05.05	Other Operating Expenses, Net	(5,736,000)	(9,711,000)	(3,928,000)	(7,014,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	4,329,000	5,330,000	3,774,000	7,149,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	6,815,000	11,888,000	7,138,000	19,303,000
3.06	Finance Income (Expenses), Net	(7,334,000)	(14,121,000)	(4,821,000)	(10,178,000)
3.06.01	Finance Income	543,000	1,141,000	1,076,000	1,869,000
3.06.01.01	Finance Income	543,000	1,141,000	1,076,000	1,869,000
3.06.02	Finance Expenses	(7,877,000)	(15,262,000)	(5,897,000)	(12,047,000)
3.06.02.01	Finance Expenses	(5,217,000)	(9,908,000)	(5,688,000)	(8,115,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,660,000)	(5,354,000)	(209,000)	(3,932,000)
3.07	Net Income Before Income Taxes	(519,000)	(2,233,000)	2,317,000	9,125,000
3.08	Income Tax and Social Contribution	889,000	1,357,000	(1,786,000)	(3,264,000)
3.08.02	Deferred	889,000	1,357,000	(1,786,000)	(3,264,000)
3.09	Net Income from Continuing Operations	370,000	(876,000)	531,000	5,861,000
3.11	Income / Loss for the Period	370,000	(876,000)	531,000	5,861,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.03000	(0.07000)	0.04000	0.45000
3.99.01.02	Preferred	0.03000	(0.07000)	0.04000	0.45000
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.03000	(0.07000)	0.04000	0.45000
3.99.02.02	Preferred	0.03000	(0.07000)	0.04000	0.45000

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2016 to 06/30/2016	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Same Quarter of the Previous Year 04/01/2015 to 06/30/2015	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
4.01	Net Income for the Period	370,000	(876,000)	531,000	5,861,000
4.02	Other Comprehensive Income	8,359,000	17,524,000	2,932,000	(7,489,000)
4.02.03	Cumulative Translation Adjustments	(8,038,000)	(16,064,000)	1,802,000	7,090,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	19,300,000	39,156,000	4,659,000	(20,301,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	2,285,000	4,924,000	1,358,000	2,041,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(7,339,000)	(14,987,000)	(2,046,000)	6,208,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	2,151,000	4,495,000	(2,841,000)	(2,527,000)
4.03	Total Comprehensive Income for the Period	8,729,000	16,648,000	3,463,000	(1,628,000)

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
6.01	Net Cash - Operating Activities	15,329,000	26,819,000
6.01.01	Cash Provided by Operating Activities	32,498,000	30,464,000
6.01.01.01	Net Income (loss) for the Period	(876,000)	5,861,000
6.01.01.03	Actuarial Expense with Pension and Medical Benefits	3,704,000	3,106,000
6.01.01.04	Share of Profit of Equity-Accounted Investments	(5,330,000)	(7,149,000)
6.01.01.05	Depreciation, Depletion and Amortization	18,657,000	12,998,000
6.01.01.06	Impairment Charges on Property, Plant and Equipment and Other Assets	1,465,000	1,193,000
6.01.01.07	Exploration Expenditures Written Off	1,765,000	1,569,000
6.01.01.08	(Gains) / Losses on Disposal / Write-Offs of Non-Current Assets, E&P Areas Returned and Cancelled Projects	217,000	112,000
6.01.01.09	Foreign Exchange Variation, Indexation and Finance Charges	13,572,000	9,879,000
6.01.01.10	Deferred Income Taxes, Net	(1,357,000)	3,264,000
6.01.01.12	Allowance for Impairment of Trade Receivables	681,000	(369,000)
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(17,169,000)	(3,645,000)
6.01.02.01	Trade and Other Receivables	(4,699,000)	(55,000)
6.01.02.02	Inventories	(288,000)	(2,670,000)
6.01.02.03	Judicial deposits	(1,206,000)	(2,010,000)
6.01.02.04	Other Assets	(2,624,000)	(2,023,000)
6.01.02.05	Trade Payables	(6,099,000)	(1,054,000)
6.01.02.06	Taxes Payables	(2,176,000)	6,328,000
6.01.02.07	Pension and Medical Benefits	(1,147,000)	(1,053,000)
6.01.02.08	Other Liabilities	1,070,000	(1,108,000)
6.02	Net Cash - Investing Activities	(12,303,000)	(33,315,000)
6.02.01	Capital Expenditures	(17,159,000)	(25,877,000)
6.02.02	Additions to Investments	(2,082,000)	(13,510,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	−	223,000
6.02.04	Investments in Marketable Securities	5,514,000	2,139,000
6.02.05	Dividends Received	1,424,000	3,405,000
6.02.06	Cash and Cash Equivalents of Consolidated Companies Previously Accounted for by the Equity Method	−	305,000
6.03	Net Cash - Financing Activities	(13,256,000)	5,887,000
6.03.02	Proceeds from Long-Term Financing	33,364,000	44,712,000
6.03.03	Repayment of Principal	(42,664,000)	(35,661,000)
6.03.04	Repayment of Interest	(3,956,000)	(3,164,000)
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(10,230,000)	(609,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	16,553,000	5,094,000
6.05.02	Cash and Cash equivalents at the End of the Period	6,323,000	4,485,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 06/30/2016

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.03	Adjusted Opening Balance	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.04	Capital Transactions with Owners	−	16,000	−	7,000	(7,000)	16,000
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−
5.05	Total of Comprehensive Income	−	−	−	(876,000)	17,524,000	16,648,000
5.05.01	Net Income for the Period	−	−	−	(876,000)	−	(876,000)
5.05.02	Other Comprehensive Income	−	−	−	−	17,524,000	17,524,000
5.07	Balance at the End of the Period	205,432,000	253,000	92,396,000	(869,000)	(25,817,000)	271,395,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 06/30/2015

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(430,000)	127,222,000	−	(23,376,000)	308,848,000
5.03	Adjusted Opening Balance	205,432,000	(430,000)	127,222,000	−	(23,376,000)	308,848,000
5.04	Capital Transactions with Owners	−	−	−	5,000	(5,000)	−
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	5,861,000	(7,489,000)	(1,628,000)
5.05.01	Net Income for the Period	−	−	−	5,861,000	−	5,861,000
5.05.02	Other Comprehensive Income	−	−	−	−	(7,489,000)	(7,489,000)
5.07	Balance at the End of the Period	205,432,000	(430,000)	127,222,000	5,866,000	(30,870,000)	307,220,000

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
7.01	Sales Revenues	169,783,000	192,158,000
7.01.01	Sales of Goods and Services	148,129,000	160,700,000
7.01.02	Other Revenues	3,714,000	4,496,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	18,621,000	26,593,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(681,000)	369,000
7.02	Inputs Acquired from Third Parties	(62,915,000)	(89,438,000)
7.02.01	Cost of Sales	(23,676,000)	(37,347,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(28,754,000)	(40,937,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,465,000)	(1,193,000)
7.02.04	Others	(9,020,000)	(9,961,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(9,020,000)	(9,961,000)
7.03	Gross Added Value	106,868,000	102,720,000
7.04	Retentions	(18,657,000)	(12,998,000)
7.04.01	Depreciation, Amortization and Depletion	(18,657,000)	(12,998,000)
7.05	Net Added Value Produced	88,211,000	89,722,000
7.06	Transferred Added Value	5,332,000	9,936,000
7.06.01	Share of Profit of Equity-Accounted Investments	5,330,000	7,149,000
7.06.02	Finance Income	(433,000)	2,767,000
7.06.03	Others	435,000	20,000
7.07	Total Added Value to be Distributed	93,543,000	99,658,000
7.08	Distribution of Added Value	93,543,000	99,658,000
7.08.01	Employee Compensation	13,547,000	12,252,000
7.08.01.01	Salaries	7,153,000	7,502,000
7.08.01.02	Fringe Benefits	5,813,000	4,192,000
7.08.01.03	Unemployment Benefits (FGTS)	581,000	558,000
7.08.02	Taxes and Contributions	36,440,000	44,045,000
7.08.02.01	Federal	19,933,000	27,645,000
7.08.02.02	State	16,313,000	16,225,000
7.08.02.03	Municipal	194,000	175,000
7.08.03	Return on Third-Party Capital	44,432,000	37,500,000
7.08.03.01	Interest	15,899,000	15,206,000
7.08.03.02	Rental Expenses	28,533,000	22,294,000
7.08.04	Return on Shareholders' Equity	(876,000)	5,861,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(876,000)	5,861,000

  Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2016	12/31/2015
1	Total Assets	818,332,000	900,135,000
1.01	Current Assets	132,625,000	169,581,000
1.01.01	Cash and Cash Equivalents	62,940,000	97,845,000
1.01.02	Marketable Securities	2,430,000	3,047,000
1.01.03	Trade and Other Receivables	17,047,000	22,659,000
1.01.04	Inventories	28,508,000	29,057,000
1.01.06	Recoverable Taxes	9,285,000	10,732,000
1.01.06.01	Current Recoverable Taxes	9,285,000	10,732,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,488,000	3,839,000
1.01.06.01.02	Other Recoverable Taxes	6,797,000	6,893,000
1.01.08	Other Current Assets	12,415,000	6,241,000
1.01.08.01	Non-Current Assets Held for Sale	6,938,000	595,000
1.01.08.03	Others	5,477,000	5,646,000
1.01.08.03.01	Advances to Suppliers	625,000	421,000
1.01.08.03.02	Others	4,852,000	5,225,000
1.02	Non-Current Assets	685,707,000	730,554,000
1.02.01	Long-Term Receivables	59,874,000	74,879,000
1.02.01.01	Marketable Securities Measured at Fair Value	21,000	21,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	290,000	321,000
1.02.01.03	Trade and Other Receivables	12,976,000	14,327,000
1.02.01.06	Deferred Taxes	20,362,000	34,507,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	9,429,000	23,490,000
1.02.01.06.02	Deferred Taxes and Contributions	10,933,000	11,017,000
1.02.01.09	Other Non-Current Assets	26,225,000	25,703,000
1.02.01.09.03	Advances to Suppliers	5,136,000	6,395,000
1.02.01.09.04	Judicial Deposits	11,013,000	9,758,000
1.02.01.09.05	Other Long-Term Assets	10,076,000	9,550,000
1.02.02	Investments	13,088,000	13,772,000
1.02.03	Property, Plant and Equipment	601,166,000	629,831,000
1.02.04	Intangible Assets	11,579,000	12,072,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2016	12/31/2015
2	Total Liabilities	818,332,000	900,135,000
2.01	Current Liabilities	83,681,000	111,572,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,081,000	5,085,000
2.01.02	Trade Payables	17,840,000	24,888,000
2.01.03	Taxes Obligations	669,000	410,000
2.01.03.01	Federal Taxes Obligations	669,000	410,000
2.01.03.01.01	Income Tax and Social Contribution Payable	669,000	410,000
2.01.04	Current Debt and Finance Lease Obligations	36,513,000	57,407,000
2.01.04.01	Current Debt	36,433,000	57,334,000
2.01.04.03	Finance Lease Obligations	80,000	73,000
2.01.05	Other Liabilities	16,662,000	20,738,000
2.01.05.02	Others	16,662,000	20,738,000
2.01.05.02.04	Other Taxes and Contributions	10,202,000	13,139,000
2.01.05.02.05	Other Accounts Payable	6,460,000	7,599,000
2.01.06	Provisions	2,563,000	2,556,000
2.01.06.02	Other Provisions	2,563,000	2,556,000
2.01.06.02.04	Pension and Medical Benefits	2,563,000	2,556,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,353,000	488,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,353,000	488,000
2.02	Non-Current Liabilities	459,359,000	530,633,000
2.02.01	Non-Current Debt and Finance Lease Obligations	361,247,000	435,616,000
2.02.01.01	Non-Current Debt	360,934,000	435,313,000
2.02.01.03	Finance Lease Obligations	313,000	303,000
2.02.03	Deferred Taxes	782,000	906,000
2.02.03.01	Deferred Income Tax and Social Contribution	782,000	906,000
2.02.04	Provisions	97,330,000	94,111,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,424,000	8,776,000
2.02.04.02	Other Provisions	86,906,000	85,335,000
2.02.04.02.04	Pension and Medical Benefits	50,240,000	47,618,000
2.02.04.02.05	Provision for Decommissioning Costs	35,226,000	35,728,000
2.02.04.02.06	Other Provisions	1,440,000	1,989,000
2.03	Shareholders' Equity	275,292,000	257,930,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	37,000	21,000
2.03.04	Profit Reserves	92,612,000	92,612,000
2.03.05	Retained Earnings/Losses	(869,000)	−
2.03.08	Other Comprehensive Income	(25,817,000)	(43,334,000)
2.03.09	Non-Controlling Interests	3,897,000	3,199,000

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2016 to 06/30/2016	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Same Quarter of the Previous Year 04/01/2015 to 06/30/2015	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
3.01	Sales Revenues	71,320,000	141,657,000	79,943,000	154,296,000
3.02	Cost of Sales	(48,499,000)	(97,828,000)	(54,381,000)	(106,324,000)
3.03	Gross Profit	22,821,000	43,829,000	25,562,000	47,972,000
3.04	Operating Expenses / Income	(15,239,000)	(27,711,000)	(15,933,000)	(25,171,000)
3.04.01	Selling Expenses	(3,690,000)	(7,441,000)	(3,886,000)	(5,610,000)
3.04.02	General and Administrative Expenses	(2,844,000)	(5,496,000)	(2,764,000)	(5,474,000)
3.04.05	Other Operating Expenses	(9,103,000)	(15,560,000)	(9,452,000)	(14,429,000)
3.04.05.01	Other Taxes	(446,000)	(988,000)	(3,960,000)	(4,713,000)
3.04.05.02	Research and Development Expenses	(507,000)	(1,010,000)	(610,000)	(1,174,000)
3.04.05.03	Exploration Costs	(1,641,000)	(2,788,000)	(1,420,000)	(2,403,000)
3.04.05.05	Other Operating Expenses, Net	(6,509,000)	(10,774,000)	(3,462,000)	(6,139,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	398,000	786,000	169,000	342,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	7,582,000	16,118,000	9,629,000	22,801,000
3.06	Finance Income (Expenses), Net	(6,061,000)	(14,754,000)	(6,048,000)	(11,669,000)
3.06.01	Finance Income	764,000	1,650,000	615,000	1,349,000
3.06.01.01	Finance Income	764,000	1,650,000	615,000	1,349,000
3.06.02	Finance Expenses	(6,825,000)	(16,404,000)	(6,663,000)	(13,018,000)
3.06.02.01	Finance Expenses	(6,138,000)	(12,284,000)	(5,561,000)	(9,252,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(687,000)	(4,120,000)	(1,102,000)	(3,766,000)
3.07	Net Income Before Income Taxes	1,521,000	1,364,000	3,581,000	11,132,000
3.08	Income Tax and Social Contribution	(622,000)	(846,000)	(2,673,000)	(5,696,000)
3.08.01	Current	(1,911,000)	(3,548,000)	(905,000)	(1,884,000)
3.08.02	Deferred	1,289,000	2,702,000	(1,768,000)	(3,812,000)
3.09	Net Income from Continuing Operations	899,000	518,000	908,000	5,436,000
3.11	Income / Loss for the Period	899,000	518,000	908,000	5,436,000
3.11.01	Attributable to Shareholders of Petrobras	370,000	(876,000)	531,000	5,861,000
3.11.02	Attributable to Non-Controlling Interests	529,000	1,394,000	377,000	(425,000)
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.03000	(0.07000)	0.04000	0.45000
3.99.01.02	Preferred	0.03000	(0.07000)	0.04000	0.45000
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.03000	(0.07000)	0.04000	0.45000
3.99.02.02	Preferred	0.03000	(0.07000)	0.04000	0.45000

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2016 to 06/30/2016	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Same Quarter of the Previous Year 04/01/2015 to 06/30/2015	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
4.01	Consolidated Net Income for the Period	899,000	518,000	908,000	5,436,000
4.02	Other Comprehensive Income	8,057,000	16,771,000	2,819,000	(7,114,000)
4.02.03	Cumulative Translation Adjustments	(8,340,000)	(16,817,000)	(1,891,000)	7,340,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	21,474,000	43,487,000	5,352,000	(22,949,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	2,497,000	5,397,000	1,507,000	2,331,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(8,148,000)	(16,618,000)	(2,330,000)	7,013,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	574,000	1,322,000	181,000	(849,000)
4.03	Total Consolidated Comprehensive Income for the Period	8,956,000	17,289,000	3,727,000	(1,678,000)
4.03.01	Attributable to Shareholders of Petrobras	8,729,000	16,648,000	3,463,000	(1,628,000)
4.03.02	Attributable to Non-Controlling Interests	227,000	641,000	264,000	(50,000)

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
6.01	Net Cash - Operating Activities	39,250,000	39,317,000
6.01.01	Cash Provided by Operating Activities	46,257,000	44,511,000
6.01.01.01	Net Income (loss) for the Period	518,000	5,436,000
6.01.01.02	Actuarial Expense with Pension and Medical Benefits	4,023,000	3,368,000
6.01.01.03	Share of Profit of Equity-Accounted Investments	(786,000)	(342,000)
6.01.01.04	Depreciation, Depletion and Amortization	24,598,000	17,544,000
6.01.01.05	Impairment Charges on Property, Plant and Equipment and Other Assets	1,478,000	1,286,000
6.01.01.06	Exploration Expenditures Written Off	1,810,000	1,663,000
6.01.01.07	(Gains) / Losses on Disposal / Write-Offs of Non-Current Assets, E&P Areas Returned and Cancelled Projects	235,000	(189,000)
6.01.01.08	Foreign Exchange Variation, Indexation and Finance Charges	14,596,000	11,871,000
6.01.01.09	Deferred Income Taxes, Net	(2,702,000)	3,812,000
6.01.01.11	Allowance for Impairment of Trade Receivables	1,237,000	24,000
6.01.01.12	Inventory Write-Down to Net Realizable Value (Market Value)	1,250,000	38,000
6.01.02	Decrease / (Increase) in Assets / Increase/(Decrease) in Liabilities	(7,007,000)	(5,194,000)
6.01.02.01	Trade and Other Receivables	2,984,000	(343,000)
6.01.02.02	Inventories	(2,141,000)	(2,654,000)
6.01.02.03	Judicial Deposits	(1,284,000)	(1,944,000)
6.01.02.04	Other Assets	(1,468,000)	(1,564,000)
6.01.02.05	Trade Payables	(4,971,000)	(2,456,000)
6.01.02.06	Taxes Payables	(181,000)	7,169,000
6.01.02.07	Pension and Medical Benefits	(1,230,000)	(1,122,000)
6.01.02.08	Income Tax and Social Contribution Paid	(579,000)	(1,177,000)
6.01.02.09	Other Liabilities	1,863,000	(1,103,000)
6.02	Net Cash - Investing Activities	(25,277,000)	(16,078,000)
6.02.01	Capital Expenditures	(26,519,000)	(35,069,000)
6.02.02	Additions to Investments	(316,000)	(231,000)
6.02.03	Proceeds from Disposal of Assets (Divestment)	14,000	612,000
6.02.04	Investments in Marketable Securities	788,000	18,143,000
6.02.05	Dividends Received	756,000	467,000
6.03	Net Cash - Financing Activities	(36,910,000)	9,086,000
6.03.01	Non-Controlling Interest	189,000	505,000
6.03.02	Proceeds from Long-Term Financing	32,679,000	37,472,000
6.03.03	Repayment of Principal	(56,188,000)	(19,446,000)
6.03.04	Repayment of Interest	(13,590,000)	(9,445,000)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	(11,968,000)	4,602,000
6.05	Net Increase/ (Decrease) in Cash and Cash Equivalents	(34,905,000)	36,927,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Year	97,845,000	44,239,000
6.05.02	Cash and Cash equivalents at the End of the Period	62,940,000	81,166,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 06/30/2016

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.03	Adjusted Opening Balance	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.04	Capital Transactions with Owners	−	16,000	−	7,000	(7,000)	16,000	57,000	73,000
5.04.06	Dividends	−	−	−	−	−	−	(92,000)	(92,000)
5.04.08	Change in Interest in Subsidiaries	−	16,000	−	−	−	16,000	149,000	165,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(876,000)	17,524,000	16,648,000	641,000	17,289,000
5.05.01	Net Income for the Period	−	−	−	(876,000)	−	(876,000)	1,394,000	518,000
5.05.02	Other Comprehensive Income	−	−	−	−	17,524,000	17,524,000	(753,000)	16,771,000
5.07	Balance at the End of the Period	205,432,000	37,000	92,612,000	(869,000)	(25,817,000)	271,395,000	3,897,000	275,292,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2015 to 06/30/2015

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(646,000)	127,438,000	−	(23,376,000)	308,848,000	1,874,000	310,722,000
5.03	Adjusted Opening Balance	205,432,000	(646,000)	127,438,000	−	(23,376,000)	308,848,000	1,874,000	310,722,000
5.04	Capital Transactions with Owners	−	−	−	5,000	(5,000)	−	359,000	359,000
5.04.06	Dividends	−	−	−	−	−	−	(146,000)	(146,000)
5.04.08	Change in Interest in Subsidiaries	−	−	−	−	−	−	505,000	505,000
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	5,861,000	(7,489,000)	(1,628,000)	(50,000)	(1,678,000)
5.05.01	Net Income for the Period	−	−	−	5,861,000	−	5,861,000	(425,000)	5,436,000
5.05.02	Other Comprehensive Income	−	−	−	−	(7,489,000)	(7,489,000)	375,000	(7,114,000)
5.07	Balance at the End of the Period	205,432,000	(646,000)	127,438,000	5,866,000	(30,870,000)	307,220,000	2,183,000	309,403,000

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2016 to 06/30/2016	Accumulated of the Previous Year 01/01/2015 to 06/30/2015
7.01	Sales Revenues	209,743,000	233,158,000
7.01.01	Sales of Goods and Services	180,306,000	193,287,000
7.01.02	Other Revenues	5,035,000	6,586,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	25,639,000	33,309,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(1,237,000)	(24,000)
7.02	Inputs Acquired from Third Parties	(83,277,000)	(109,587,000)
7.02.01	Cost of Sales	(35,336,000)	(51,848,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(35,368,000)	(48,345,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,478,000)	(1,286,000)
7.02.04	Others	(11,095,000)	(8,108,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(9,845,000)	(8,070,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value (Market Value)	(1,250,000)	(38,000)
7.03	Gross Added Value	126,466,000	123,571,000
7.04	Retentions	(24,598,000)	(17,544,000)
7.04.01	Depreciation, Amortization and Depletion	(24,598,000)	(17,544,000)
7.05	Net Added Value Produced	101,868,000	106,027,000
7.06	Transferred Added Value	2,628,000	1,902,000
7.06.01	Share of Profit of Equity-Accounted Investments	786,000	342,000
7.06.02	Finance Income	1,650,000	1,349,000
7.06.03	Others	192,000	211,000
7.07	Total Added Value to be Distributed	104,496,000	107,929,000
7.08	Distribution of Added Value	104,496,000	107,929,000
7.08.01	Employee Compensation	16,361,000	15,310,000
7.08.01.01	Salaries	9,362,000	9,988,000
7.08.01.02	Fringe Benefits	6,343,000	4,689,000
7.08.01.03	Unemployment Benefits (FGTS)	656,000	633,000
7.08.02	Taxes and Contributions	52,746,000	60,436,000
7.08.02.01	Federal	26,914,000	34,721,000
7.08.02.02	State	25,430,000	25,394,000
7.08.02.03	Municipal	402,000	321,000
7.08.03	Return on Third-Party Capital	34,871,000	26,747,000
7.08.03.01	Interest	19,344,000	15,749,000
7.08.03.02	Rental Expenses	15,527,000	10,998,000
7.08.04	Return on Shareholders' Equity	518,000	5,436,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(876,000)	5,861,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	1,394,000	(425,000)

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim accounting information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The parent company interim accounting information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information.

This interim accounting information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported in notes to the Company’s financial statements, and presents the consolidated information, considering Management’s understanding that the consolidated financial information provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. Hence, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2015, which include the full set of notes.

The Company’s Board of Directors in a meeting held on August 11, 2016 authorized the issuance of these consolidated interim financial information.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, depletion and amortization, impairment of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2015 audited consolidated financial statements.

In preparing its financial statements for the period ended June 30, 2016, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off. The Company will continuously monitor the investigations for additional information and will review its potential impacts on the adjustment made.

As of June 30, 2016, the Company has recovered R$ 309 through leniency agreements, of which R$ 230 were received in 2015. The amounts recovered were recognized as other income (amounts recovered – “overpayments incorrectly capitalized”).

Additionally, on July 15, 2016, the Ministry of Transparency, Oversight and Control (Ministério da Transparência, Fiscalização e Controle – “MTFC”), the Public Prosecutor’s Office (Ministério Público Federal – “MPF”), the General Counsel for the Republic (Advocacia Geral da União – “AGU”) and SBM Offshore, signed a leniency agreement through which the Dutch company will pay compensation of US$ 342 million , of which US$ 328 million will be reimbursed to Petrobras as follows: (i) the first installment of US$ 129 million will be paid as soon as the agreement becomes effective; (ii) the second and third installments will be paid 12 and 24 months after the signature of the agreement  in the amount of US$ 10 million each; (iii) the remaining US$ 179 million will be deducted from future payments owed by the Company to SBM pursuant to existing contracts.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income when received.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the six-month period ended June 30, 2016, except for the assets and liabilities of the subsidiary Petrobras Argentina S.A. – PESA, which are classified as held for sale, as set out in note 9.1.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2015.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	06.30.2016	12.31.2015
Cash at bank and in hand	1,660	3,157
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	2,050	3,599
Other investment funds	40	42
	2,090	3,641
- Abroad
Time deposits	36,132	51,842
Automatic investing accounts and interest checking accounts	19,061	34,471
Other financial investments	3,997	4,734
	59,190	91,047
Total short-term financial investments	61,280	94,688
Total cash and cash equivalents	62,940	97,845

Short-term financial investments in Brazil comprise investment in funds holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits with maturities of three months or less, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments.

Marketable securities

	Consolidated
	06.30.2016			12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	2,430	−	2,430	3,042	−	3,042
Available-for-sale securities	21	−	21	21	5	26
Held-to-maturity securities	290	−	290	271	50	321
Total	2,741	−	2,741	3,334	55	3,389
Current	2,430	−	2,430	3,042	5	3,047
Non-current	311	−	311	292	50	342

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are, mostly, classified as current assets due to their maturity or the expectation of their realization in the short term.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

7.             Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	06.30.2016	12.31.2015
Trade receivables
Third parties	20,163	28,358
Related parties
Investees (note 18.5)	1,598	2,085
Receivables from the electricity sector (note 7.4)	15,662	13,335
Petroleum and alcohol accounts - receivables from Federal Government	865	857
Other receivables	6,874	6,625
	45,162	51,260
Allowance for impairment of trade receivables	(15,139)	(14,274)
Total	30,023	36,986
Current	17,047	22,659
Non-current	12,976	14,327

7.2.       Trade receivables overdue - Third parties

	Consolidated
	06.30.2016	12.31.2015
Up to 3 months	1,014	1,229
From 3 to 6 months	284	701
From 6 to 12 months	1,022	3,135
More than 12 months	7,875	6,775
Total	10,195	11,840

7.3.       Changes in the allowance for impairment of trade receivables

	Consolidated
	06.30.2016	12.31.2015
Opening balance	14,274	8,956
Additions	1,593	7,133
Write-offs	(4)	(41)
Reversals	(266)	(2,476)
Cumulative translation adjustment	(458)	702
Closing balance	15,139	14,274
Current	6,808	6,599
Non-current	8,331	7,675

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
					Allowance for impairment of trade receivables
	As of 12.31.2015	Sales	Amounts received	Transfers (*)	Recognition	Reversals	Transfers (*)	Inflation indexation	As of 06.30.2016
Related parties (Eletrobras Group)

AME(**)	7,793	865	(943)	1,915	(776)	76	(1,255)	439	8,114
Ceron(***)	1,111	153	(184)	−	−	−	−	75	1,155
Others	302	188	(211)	−	(38)	30	−	30	301
Subtotal	9,206	1,206	(1,338)	1,915	(814)	106	(1,255)	544	9,570
Third parties
Cigás	558	1,148	(425)	(1,915)	(153)	−	1,255	1	469
Centrais Elétricas do Pará
Cia de Eletricidade do Amapá
Cia de Energia de Pernambuco-CELPE
Others	168	573	(700)	−	(161)	76	−	59	15
Subtotal	726	1,721	(1,125)	(1,915)	(314)	76	1,255	60	484
Trade receivables, net	9,932	2,927	(2,463)	−	(1,128)	182	−	604	10,054

Trade receivables - Eletrobras Group	13,335	1,206	(1,338)	1,915	−	−	−	544	15,662
(-) Allowance for impairment of trade receivables	(4,129)	−	−	−	(814)	106	(1,255)	−	(6,092)
Subtotal	9,206	1,206	(1,338)	1,915	(814)	106	(1,255)	544	9,570
Trade receivables - Third parties	3,018	1,721	(1,125)	(1,915)	−	−	−	60	1,759
(-) Allowance for impairment of trade receivables	(2,292)	−	−	−	(314)	76	1,255	−	(1,275)
Subtotal	726	1,721	(1,125)	(1,915)	(314)	76	1,255	60	484
Trade receivables - Total	16,353	2,927	(2,463)	−	−	−	−	604	17,421
(-) Allowance for impairment of trade receivables	(6,421)	−	−	−	(1,128)	182	−	−	(7,367)
Trade receivables, net	9,932	2,927	(2,463)	−	(1,128)	182	−	604	10,054

(*) Cigás assigned receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement of natural gas (upstream and downstream contracts).
(**) Amazonas Distribuidora de Energia
(***) Centrais Elétricas do Norte

As of June 30, 2016, R$ 6,837 of the Company’s net trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was R$ 10,054 as of June 30, 2016 (R$ 9,932 as of December 31, 2015).

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay for the products supplied by Petrobras.

In 2012, a new legislation (Provisional Measure 579 of September 11, 2012, revoked by Law No. 12.783/2013) significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the isolated electricity system in the northern region of Brazil.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The funds available in the CCC, which were already insufficient to cover the costs related to fuel supplied by the Company, decreased significantly. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company. This amount is being adjusted monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued. As of May 7, 2015, R$ 7,380 (R$ 6,084 as of December 31, 2014) had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC.

In early 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has resulted in increases in the tariffs charged to end-customers since the first quarter of 2015. The Company had expected that this new policy would have strengthened the financial situation of the companies in the electricity sector and, consequently to reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Despite the increase in amount of electricity tariffs to end-users of electricity distributors in order to provide financial stability to these companies, the recovery flow of CCC funds has occurred slowly, delaying the reimbursements for fuel acquisition costs provided by Petrobras and deteriorating the default of those customers to the Company.

Pursuant to the issuance of Normative Instruction 679 on September 1, 2015 by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), the Company expected that the flow of funds it would receive from the CCC would accelerate. This is because funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months. However, it has not occurred and, therefore, the insolvency of these receivables increased and these receivables continue to be delinquent.

In 2015, the Company recognized R$ 1,876 as allowance for impairment of trade receivables (net of reversals) due to frustrated negotiations to enter into additional debt acknowledgement agreements and new pledges of receivables from the CDE.

In the six-month period ended June 30, 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of R$ 946, mainly related to new supplies of(i) fuel oil by legal enforcement (injunction) in the first quarter of 2016; and (ii) natural gas, mainly in the second quarter of 2016. In July 2016, the AME paid part of receivables maturing in May and June 2016 in amount of R$ 257, therefore no allowance for impairment was recognized concerning this amount.

Accordingly, the Company adopted the following measures:

•         judicial collection of overdue receivables with respect to natural gas supplied to AME, Eletrobras and Cigás;

•         judicial collection of overdue receivables with respect to fuel oil supplied by the whole owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);

•         partial suspension of gas supply;

•         suspension of fuel oil supply, except when legally enforced; and

•         registration of entities controlled by Eletrobras as delinquent companies in Brazilian Central Bank files and registration of AME as a delinquent company in ANEEL files.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	06.30.2016	12.31.2015
Crude oil	10,299	11,305
Oil products	9,863	8,613
Intermediate products	2,514	2,390
Natural gas and LNG (*)	440	989
Biofuels	564	616
Fertilizers	167	239
Total products	23,847	24,152
Materials, supplies and others	4,706	4,967
Total	28,553	29,119
Current	28,508	29,057
Non-current	45	62

(*) Liquid Natural Gas

Inventories are presented net of an R$ 117 allowance reducing inventories to net realizable value (R$ 607 as of December 31, 2015), mainly due to changes in international prices of crude oil and oil products. In the six-month period ended June 30, 2016 the Company recognized as cost of sales a R$ 1,250 allowance charge reducing inventories to net realizable value (R$ 38 in the same period of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,263 (R$ 6,711 as of December 31, 2015), as set out in note 21.1.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

9.            Disposal of Assets

The Company’s 2015-2019 Business and Management Plan forecasts a dynamic portfolio of partnerships and divestments during the two years period of 2015-2016, subject to market and business conditions during the negotiations, which can change in accordance with the ongoing Company’s business analysis and also with the external environment. Accordingly, the conditions to recognize assets and liabilities as held for sale are achieved only when the Board of Directors approves a disposal.

9.1.       Sale of Petrobras Argentina

On May 12, 2016, the Board of Directors approved the disposal of the Company’s entire 67.19% interest in Petrobras Argentina -PESA, owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía, in the amount of US$ 892 million, without taking into account the effect of price adjustments and tax impact. This transaction was concluded (still subject to adjustments) on July 27. 2016, as set out in note 33.3.

9.2.       Termination of the contract for the sale of Bijupirá and Salema fields (BJS)

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of a 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts related to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment R$ 527 and to provision for decommissioning costs R$ 493, respectively, plus interest.

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized an impairment loss as set out in note 13.

9.3.       Assets classified as held for sale

	Consolidated
	06.30.2016					12.31.2015
	Exploration and Production	Refining, Transport. & Marketing	Gas & Power	Others	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	65	−	3	223	291	11
Trade receivables	83	176	595	148	1,002	43
Inventories	107	485	26	33	651	−
Investments	733	51	108	96	988	−
Property, plant and equipment	2,658	359	156	170	3,343	541
Others	428	40	165	30	663	−
Total	4,074	1,111	1,053	700	6,938	595

Liabilities on assets classified as held for sale (*)
Trade Payables	77	83	55	17	232	−
Finance debt	1	−	−	1,010	1,011	488
Provision for decommissioning costs	341	−	−	1	342	−
Others	865	257	97	549	1,768	−
Total	1,284	340	152	1,577	3,353	488
(*)As of June 30, 2016, the amounts mainly refer to assets and liabilities transferred by the disposal of the entire interest in PPSL, which owns 67.19% of PESA.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.        Investments

10.1.   Changes in investments (Parent Company)

	Balance at 12.31.2015	Investments	Capital transactions	Share of results of investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Restructuring, capital decrease and others	Balance at 06.30.2016
Subsidiaries
PNBV	76,324	1,505	27	2,890	(14,509)	−	−	−	66,237
BR Distribuidora	9,703	−	−	(304)	−	−	−	−	9,399
TAG	2,832	−	−	2,064	−	3,165	−	−	8,061
PIB BV	6,491	−	−	(826)	(1,188)	8	−	−	4,485
Transpetro	5,095	−	−	412	(255)	−	(948)	−	4,304
PB-LOG	3,093	−	−	362	−	−	(214)	−	3,241
PBIO	1,124	658	−	(117)	(73)	248	−	−	1,840
Logigás	1,100	−	−	256	−	−	(148)	−	1,208
Liquigás	1,051	−	−	92	−	−	(57)	−	1,086
Citepe	562	554	−	(113)	−	−	−	−	1,003
Gaspetro	950	−	−	42	−	−	(21)	31	1,002
Araucária Nitrogenados	842	−	−	(28)	−	−	−	−	814
Termomacaé Ltda	717	−	−	13	−	−	(36)	−	694
Petroquímica Suape	378	433	−	(135)	−	−	−	−	676
Breitener	609	−	−	18	−	−	12	−	639
Other subsidiaries	675	5	−	138	−	−	(25)	(2)	791
Joint operations	223	−	−	31	−	−	(17)	−	237
Joint ventures	280	−	−	46	−	(12)	(31)	−	283
Associates
Braskem	3,142	−	−	438	(78)	1,086	(90)	−	4,498
Other associates	325	−	−	26	−	−	(23)	−	328
Subsidiaries, joint operations/joint ventures and associates	115,516	3,155	27	5,305	(16,103)	4,495	(1,598)	29	110,826
Other investments	20	−	−	−		−	−	−	20
Total investments	115,536	3,155	27	5,305	(16,103)	4,495	(1,598)	29	110,846
Provision for losses in subsidiaries				25	39	−
Equity in earnings of investments and other comprehensive income				5,330	(16,064)	4,495
(*) Includes unrealized profits from transactions between companies.

10.2.   Changes in investments (Consolidated)

	Balance at 12.31.2015	Investments	Share of results in investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Restructuring, capital decrease and others	Balance at 06.30.2016
Petrobras Oil & Gas B.V. - PO&G	6,031	−	(2)	(1,047)	−	(177)	−	4,805
Braskem S.A.	3,142	−	438	(78)	1,086	(90)	−	4,498
State-controlled natural gas distributors	980	−	91	−	−	(73)	−	998
Investees in Venezuela	851	−	(6)	(80)	−	−	(765)	−
Guarani S.A.	759	268	12	(73)	244	−	(92)	1,118
Nova Fronteira Bionergia	465	−	54	−	−	−	−	519
Other petrochemical investees	176	−	29	−	−	−	−	205
Compañia Mega S.A. - MEGA	174	−	56	(34)	−	(109)	−	87
Compañia de Inversiones de Energia S.A. - CIESA	170	−	9	(25)	−	(5)	(149)	−
UEG Araucária	169	−	(9)	−	−	(23)	−	137
Other associates	810	47	102	(139)	(8)	(50)	(79)	683
Other investees	45	−	−	2	−	−	(9)	38
Total	13,772	315	774	(1,474)	1,322	(527)	(1,094)	13,088

(*) Not include the amount of R$ 12 related to PESA investees classified as assets held for sale.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	06.30.2016	12.31.2015	Type	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Indirect subsidiary
Petrobras Argentina S.A. (*)	−	1,356,792	Common	−	2,38	−	3,229
						−	3,229

Associate
Braskem S.A.	212,427	212,427	Common	16.00	15.91	3,399	3,380
Braskem S.A.	75,762	75,762	Preferred A	19.04	27.62	1,443	2,093
						4,842	5,473
(*) Transferred to assets classified as held for sale in May 2016 as set out in note 9.1.

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of June 30, 2016, the quoted market value of the Company’s investment in Braskem was R$ 4,842, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, on December 31, 2015, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2015.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2015	21,341	260,297	140,627	158,725	580,990	437,150
Additions	657	4,396	60,263	1,745	67,061	50,464
Additions to / review of estimates of decommissioning costs	−	−	−	15,932	15,932	16,511
Capitalized borrowing costs	−	−	5,842	−	5,842	4,767
Write-offs	(27)	(192)	(6,184)	(1,455)	(7,858)	(5,994)
Transfers	4,006	28,814	(54,132)	27,668	6,356	664
Depreciation, amortization and depletion	(1,528)	(21,241)	−	(15,296)	(38,065)	(27,642)
Impairment recognition	(928)	(14,981)	(11,489)	(20,324)	(47,722)	(33,597)
Impairment reversal	1	42	21	90	154	116
Cumulative translation adjustment	299	31,404	11,913	3,525	47,141	−
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Cost	33,561	438,533	146,861	262,480	881,435	617,596
Accumulated depreciation, amortization and depletion	(9,740)	(149,994)	−	(91,870)	(251,604)	(175,157)
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Additions	3	1,945	21,408	376	23,732	17,009
Additions to / review of estimates of decommissioning costs	−	−	−	34	34	−
Capitalized borrowing costs	−	−	2,934	−	2,934	2,205
Write-offs	(5)	(34)	(2,009)	(131)	(2,179)	(1,994)
Transfers (***)	1,493	16,127	(28,014)	9,229	(1,165)	772
Depreciation, amortization and depletion	(680)	(13,043)	−	(10,600)	(24,323)	(18,451)
Impairment recognition	−	(33)	(1,125)	(313)	(1,471)	(1,466)
Impairment reversal	−	24	−	−	24	−
Cumulative translation adjustment	(205)	(16,287)	(7,847)	(1,912)	(26,251)	−
Balance at June 30, 2016	24,427	277,238	132,208	167,293	601,166	440,514
Cost	34,423	428,648	132,208	263,048	858,327	633,554
Accumulated depreciation, amortization and depletion	(9,996)	(151,410)	−	(95,755)	(257,161)	(193,040)
Balance at June 30, 2016	24,427	277,238	132,208	167,293	601,166	440,514

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) Includes R$ 3,765 transferred to assets classified as held for sale due to the disposal of PESA, as set out in note 9.1.

As of June 30, 2016, the consolidated and the parent company’s property, plant and equipment include assets under finance leases of R$ 187 and R$ 9,060, respectively (R$ 189 and R$ 9,248 at December 31, 2015).

11.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of June 30, 2016, the Company’s property, plant and equipment includes the amount of R$ 74,808 related to the Assignment Agreement

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on independent technical appraisal reports. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The appraisal assumptions for the blocks in the scope of the Assignment Agreement are still under negotiation with the Brazilian Federal Government and the final amount to be established for this Agreement still lacks: (i) assumptions validation; (ii) independent technical appraisal reports and (iii) the outcome of the negotiations.

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2015	9,542	315	1,148	971	11,976	9,108
Addition	59	73	259	−	391	299
Capitalized borrowing costs	−	−	18	−	18	18
Write-offs	(589)	−	(7)	−	(596)	(169)
Transfers	273	21	36	−	330	273
Amortization	(75)	(109)	(325)	−	(509)	(396)
Impairment recognition	(98)	−	−	−	(98)	−
Cumulative translation adjustment	404	8	2	146	560	−
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Cost	10,526	1,699	3,762	1,117	17,104	12,442
Accumulated amortization	(1,010)	(1,391)	(2,631)	−	(5,032)	(3,309)
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Addition	16	24	94	−	134	101
Capitalized borrowing costs	−	−	6	−	6	6
Write-offs	(17)	−	(3)	−	(20)	(17)
Transfers	16	2	8	(86)	(60)	(7)
Amortization	(43)	(58)	(174)	−	(275)	(206)
Cumulative translation adjustment	(197)	(4)	(4)	(73)	(278)	−
Balance at June 30, 2016	9,291	272	1,058	958	11,579	9,010
Cost	9,991	1,699	3,840	958	16,488	12,516
Accumulated amortization	(700)	(1,427)	(2,782)	−	(4,909)	(3,506)
Balance at June 30, 2016	9,291	272	1,058	958	11,579	9,010

Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

13.         Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable.

In the first half of 2016, impairment losses (net of reversals) were recognized as other expenses, net, in the amount of R$ 1,478, mainly due to:

•      COMPERJ – Reassessment of this project that confirmed its postponement until December 2020 (first refining unit) with continuous efforts to seek new partnerships to its resumption. The construction of Comperj facilities related to natural gas processing plant (UPGN) will be continued, since they are part of the transport and processing of natural gas from the pre-salt layer in Santos Basin infrastructure. However, the estimated costs and period of time to complete these facilities constructions were revised and, therefore, the Company recognized an impairment charge of the project remaining balance (R$  1,124) as of June 30, 2016.

•      Bijupirá and Salema –due to the termination of the sale contract of these fields on February 26, 2016, their related assets and liabilities, previously classified as held for sale, were reclassified, triggering reassessments of the respective recoverable amounts. Accordingly, an impairment charge of R$ 317 was recognized.

In the first half of 2015, considering changes in circumstances and projections, projects removed from the 2015-2019 Business and Management Plan were also removed from their cash-generating units as previously set out in the Company’s financial statements for the year ended December 31, 2014 (when those assets had not suffered impairment losses).

Based on the assessment of the recoverable amount of such assets (tested for impairment individually), an impairment charge of R$ 1,286 was recognized as other expenses in the second quarter of 2015, mainly for: (i) Nitrogen Fertilizer Plant - UFN-V (R$ 585); (ii) RTM assets (R$ 364); and (iii) E&P producing properties in Brazil (several CGUs) and assets held for sale (R$ 246).

14.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2016	12.31.2015
Property, plant and equipment
Opening Balance	20,310	18,594
Additions to capitalized costs pending determination of proved reserves	2,056	7,310
Capitalized exploratory costs charged to expense	(1,643)	(2,874)
Transfers upon recognition of proved reserves	(1,711)	(3,423)
Cumulative translation adjustment	(260)	703
Closing Balance	18,752	20,310
Intangible Assets	7,816	7,996
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	26,568	28,306

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Consolidated
Exploration costs recognized in the statement of income	Jan-Jun/2016	Jan-Jun/2015
Geological and geophysical expenses	704	676
Exploration expenditures written off (includes dry wells and signature bonuses)	1,810	1,663
Other exploration expenses	274	64
Total expenses	2,788	2,403

Cash used in:
Operating activities	812	740
Investment activities	2,214	4,932
Total cash used	3,026	5,672

15.        Trade payables

	Consolidated
	06.30.2016	12.31.2015
Third parties in Brazil	9,887	13,005
Third parties abroad	6,723	10,020
Related parties	1,230	1,863
Balance on current liabilities	17,840	24,888

16.             Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default on June, 30 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out as follows:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325
Cumulative translation adjustment (CTA)	−	482	−	−	482
Additions (new funding obtained)	−	15,962	3,510	−	19,472
Interest incurred during the period	−	951	1	−	952
Foreign exchange/inflation indexation charges	−	9,662	257	7	9,926
Transfer from long-term to short-term	−	(8,416)	(490)	(13)	(8,919)
Balance as of December 31, 2015	−	96,436	6,734	68	103,238
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997
Cumulative translation adjustment (CTA)	4,772	33,669	62,702	607	101,750
Additions (new funding obtained)	501	18,285	6,283	−	25,069
Interest incurred during the period	13	110	161	26	310
Foreign exchange/inflation indexation charges	1,439	4,112	(3,350)	181	2,382
Transfer from long-term to short-term	(2,517)	(14,671)	(18,098)	(147)	(35,433)
Balance as of December 31, 2015	18,138	120,919	190,628	2,390	332,075
Total Balance as of December 31, 2015	18,138	217,355	197,362	2,458	435,313

Non-current
In Brazil
Opening balance at January 1, 2016	−	96,436	6,734	68	103,238
Cumulative translation adjustment (CTA)	−	(380)	−	−	(380)
Additions (new funding obtained)	−	632	−	−	632
Interest incurred during the period	−	510	1	−	511
Foreign exchange/inflation indexation charges	−	(5,607)	125	3	(5,479)
Transfer from long-term to short-term	−	(5,166)	(215)	(4)	(5,385)
Balance as of June 30, 2016	−	86,425	6,645	67	93,137
Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075
Cumulative translation adjustment (CTA)	(2,371)	(18,936)	(32,646)	(325)	(54,278)
Additions (new funding obtained)	−	3,926	23,539	−	27,465
Interest incurred during the period	7	31	91	16	145
Foreign exchange/inflation indexation charges	(644)	(3,934)	(484)	(89)	(5,151)
Transfer from long-term to short-term	(1,345)	(3,218)	(26,747)	(88)	(31,398)
Transfer to liabilities associated with assets classified as held for sale	−	−	(1,061)	−	(1,061)
Balance as of June 30, 2016	13,785	98,788	153,320	1,904	267,797
Total Balance as of June 30, 2016	13,785	185,213	159,965	1,971	360,934

	Consolidated
Current	06.30.2016	12.31.2015
Short-term debt	963	5,946
Current portion of long-term debt	30,662	44,907
Accrued interest	4,808	6,481
Total	36,433	57,334

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2016	2017	2018	2019	2020	2021 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	6,987	6,427	7,929	13,384	18,775	25,705	79,207	72,465
Floating rate debt	5,734	5,005	6,441	11,934	17,389	19,412	65,915
Fixed rate debt	1,253	1,422	1,488	1,450	1,386	6,293	13,292
Average interest rate	14.4%	14.3%	12.4%	11.6%	10.7%	9.9%	11.4%

Financing in U.S. Dollars (US$):	10,822	16,742	29,719	54,689	31,075	114,189	257,236	232,715
Floating rate debt	6,154	12,818	25,290	39,253	18,286	29,232	131,033
Fixed rate debt	4,668	3,924	4,429	15,436	12,789	84,957	126,203
Average interest rate	4.3%	3.7%	3.4%	4.0%	4.5%	5.9%	4.8%

Financing in R$ indexed to US$:	1,701	2,262	2,258	2,250	2,250	17,405	28,126	26,755
Floating rate debt	39	74	70	62	62	113	420
Fixed rate debt	1,662	2,188	2,188	2,188	2,188	17,292	27,706
Average interest rate	8.5%	7.0%	7.1%	7.0%	7.1%	7.0%	7.1%

Financing in Pound Sterling (£):	255	−	−	−	−	7,281	7,536	5,942
Fixed rate debt	255	−	−	−	−	7,281	7,536
Average interest rate	5.9%	−	−	−	−	6.1%	6.1%

Financing in Japanese Yen (¥):	1,472	324	323	−	−	−	2,119	2,106
Floating rate debt	161	322	322	−	−	−	805
Fixed rate debt	1,311	2	1	−	−	−	1,314
Average interest rate	1.8%	0.5%	0.4%	−	−	−	1.4%

Financing in Euro (€):	411	38	5,120	4,625	675	12,252	23,121	20,718
Floating rate debt	41	38	38	38	537	−	692
Fixed rate debt	370	−	5,082	4,587	138	12,252	22,429
Average interest rate	2.9%	1.7%	3.8%	3.9%	4.2%	4.4%	4.1%

Financing in other currencies:	−	22	−	−	−	−	22	22
Fixed rate debt	−	22	−	−	−	−	22
Average interest rate	−	14.0%	−	−	−	−	14.0%

Total as of June 30, 2016	21,648	25,815	45,349	74,948	52,775	176,832	397,367	360,723
Average interest rate	7.7%	6.6%	5.2%	5.4%	6.8%	6.5%	6.3%

Total as of December 31, 2015	57,333	44,505	62,827	88,231	60,670	179,081	492,647	385,017
Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

* The average maturity of outstanding debt as of June 30, 2016 is 7.30 years (7.14 years as of December 31, 2015).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable, amounting to R$ 149,032 as of June 30, 2016. When a quoted price for an identical liability is not available, the finance debt is fair valued by a discounted cash flow based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2), amounting to R$ 211,691, as of June 30, 2016.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2016, the capitalization rate was 5.38% p.a. (4.93% p.a. in the first half of 2015).

16.3.   Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	-	1,500
PGT BV	UKEF - JPMORGAN	12/17/2015	12/22/2016	500	238	262
Total				2,000	238	1,762

In Brazil
Petrobras	BNDES	7/31/2013	7/15/2016	502	490	12
Petrobras	FINEP	4/16/2014	12/26/2017	255	177	78
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,018	7,860
Transpetro	BNDES	1/31/2007	Not defined	5,133	594	4,539
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	354	159	195
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	349	−	349
Total				16,471	3,438	13,033

16.4.   Collateral

Most of the Company’s debt is unsecured, however, collaterals are granted to financial institutions if required.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The global notes issued by the Company in the international capital market through its wholly-owned subsidiary Petrobras Global Trading – PGF are unsecured global notes, however Petrobras fully, unconditionally and irrevocably guarantees these notes. In addition, there were no changes in the structure of collateralization with respect to the last global notes offering in the international capital market occurred in May 2016.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	393	(246)	147	80	(28)	52
2017 - 2020	2,524	(1,447)	1,077	356	(147)	209
2021 and thereafter	5,025	(1,430)	3,595	770	(638)	132
As of June 30, 2016	7,942	(3,123)	4,819	1,206	(813)	393
Current			260			80
Non-current			4,559			313
As of June 30, 2016			4,819			393
Current (*)			256			73
Non-current (*)			5,441			303
As of December 31, 2015			5,697			376

(*) For comparative purposes, the present value of payments in the amount of R$ 25 was reclassified from trade payables in current liabilities and the amount of R$ 149 was reclassified from others in non-current liabilities.

17.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated
2016	21,342
2017 - 2020	107,284
2021 and thereafter	194,561
As of June 30, 2016	323,187

As of December 31, 2015	387,332

As of June 30, 2016, the balance of estimated future minimum lease payments under operating leases includes R$  181,155 in the Consolidated (R$ 236,739 on December 31, 2015) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2016, the Company recognized expenditures of R$ 17,869 (R$ 15,330 in the first half of 2015) for operating leases installments.

18.        Related-party transactions

18.1.   Commercial and other transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.1.  By transaction (parent company)

	06.30.2016			12.31.2015
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	7,264	−	7,264	8,916	−	8,916
Dividends receivable	1,879	−	1,879	1,595	−	1,595
Intercompany loans	−	235	235	−	266	266
Capital increase (advance)	−	287	287	−	1,364	1,364
Amounts related to construction of natural gas pipeline	−	1,097	1,097	−	1,050	1,050
Finance leases	65	904	969	61	873	934
Other operations	531	446	977	637	414	1,051
Total	9,739	2,969	12,708	11,209	3,967	15,176

Liabilities
Finance leases	(1,475)	(5,102)	(6,577)	(1,568)	(5,354)	(6,922)
Intercompany loans	−	(32,343)	(32,343)	−	(51,465)	(51,465)
Prepayment of exports	(20,336)	(88,671)	(109,007)	(18,346)	(109,607)	(127,953)
Accounts payable to suppliers	(10,402)	−	(10,402)	(13,541)	−	(13,541)
Purchases of crude oil, oil products and others	(6,559)	−	(6,559)	(7,251)	−	(7,251)
Affreightment of platforms	(3,596)	−	(3,596)	(5,778)	−	(5,778)
Advances from clients	(247)	−	(247)	(512)	−	(512)
Other operations	−	(82)	(82)	−	(99)	(99)
Total	(32,213)	(126,198)	(158,411)	(33,455)	(166,525)	(199,980)

Profit or Loss					Jan-Jun/2016	Jan-Jun/2015
Revenues, mainly sales revenues					62,698	73,936
Foreign exchange and inflation indexation charges					(3,915)	(3,962)
Financial income (expenses), net					(6,349)	(4,380)
Total					52,434	65,594

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

18.1.2.  By company (parent company)

	Income (expense)		06.30.2016			12.31.2015	06.30.2016			12.31.2015
	Jan-Jun/2016	Jan-Jun/2015	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	38,849	45,265	1,992	−	1,992	2,608	(212)	−	(212)	(282)
Gaspetro	3,369	5,448	732	97	829	1,074	(270)	−	(270)	(307)
PIB-BV	1,799	6,313	2,370	114	2,484	2,287	(20,983)	(121,014)	(141,997)	(180,718)
PNBV	1,722	1,030	1,603	28	1,631	2,236	(5,340)	−	(5,340)	(7,632)
Transpetro	506	447	1,343	213	1,556	786	(1,256)	−	(1,256)	(1,125)
Logigas	(125)	−	28	1,097	1,125	1,078	(488)	−	(488)	(445)
Thermoelectrics	(136)	(110)	47	306	353	455	(134)	(983)	(1,117)	(1,127)
Fundo de Investimento Imobiliário	(167)	(145)	73	−	73	158	(243)	(1,711)	(1,954)	(1,830)
TAG	(787)	(920)	197	904	1,101	1,075	(1,908)	−	(1,908)	(1,990)
Other subsidiaries	1,721	2,003	836	206	1,042	2,788	(665)	−	(665)	(967)
Total Subsidiaries	46,751	59,331	9,221	2,965	12,186	14,545	(31,499)	(123,708)	(155,207)	(196,423)
Structured Entities
PDET Off Shore	(53)	(28)	−	−	−	−	(311)	(722)	(1,033)	(1,161)
CDMPI	(103)	(30)	−	−	−	−	(331)	(1,686)	(2,017)	(2,172)
Total Structured Entities	(156)	(58)	−	−	−	−	(642)	(2,408)	(3,050)	(3,333)
Associates
Companies from the petrochemical sector	5,812	6,309	456	−	456	559	(23)	(82)	(105)	(172)
Other associates	27	12	62	4	66	72	(49)	−	(49)	(52)
Total Associates	5,839	6,321	518	4	522	631	(72)	(82)	(154)	(224)
Total	52,434	65,594	9,739	2,969	12,708	15,176	(32,213)	(126,198)	(158,411)	(199,980)
(*) Includes its subsidiaries and joint ventures.

18.1.3.  Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Up to 5%	−	−	−	(5,623)
From 5.01% to 7%	80	81	(32,343)	(45,842)
From 7.01% to 9%	102	128	−	−
More than 9.01%	53	57	−	−
Total	235	266	(32,343)	(51,465)

18.2.   Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP (FIDC-NP and FIDC-P, as of December 31, 2015), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP and FIDC-P are recognized as marketable securities.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	06.30.2016	12.31.2015
Marketable securities	3,513	7,812
Assignments of non-performing receivables	(21,231)	(20,779)

	Jan-Jun/2016	Jan-Jun/2015
Finance income FIDC P and NP	434	360
Finance expense FIDC P and NP	(1,241)	(932)
Net finance income (expense)	(807)	(572)

18.3.   Collateral Granted

Petrobras collateralizes certain financial transactions carried out by its foreign subsidiaries.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Petrobras, based on contractual clauses that support the financial transactions between foreign subsidiaries and third parties, collateralizes the payment of debt service in the event that a subsidiary defaults on a financing agreement.

The outstanding balances of financial transactions carried out by these subsidiaries and collateralized by Petrobras are  set out below:

	06.30.2016						12.31.2015
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2016	3,979	−	457	−	212	4,648	29,089
2017	4,218	−	1,308	−	982	6,508	22,132
2018	11,221	8,025	9,665	−	2,106	31,017	45,479
2019	24,456	18,938	7,591	−	1,250	52,235	63,241
2020	15,121	17,108	1,817	−	6,698	40,744	48,680
2021	35,557	−	802	−	5,624	41,983	30,753
2022 and thereafter	71,063	28,705	8,244	14,692	4,139	126,843	148,579
Total	165,615	72,776	29,884	14,692	21,011	303,978	387,953
(*) Petrobras Global Finance B.V., subsidiary of PIBBV.
(**) Petrobras Global Trading B.V., subsidiary of PIBBV.

18.4.   Investment in an investment fund by subsidiaries abroad

As of June 30, 2016, a subsidiary of PIB BV had R$ 13,216 (R$ 15,623 as of December 31, 2015) invested in an investment fund abroad that held debt securities of TAG (a subsidiary of Petrobras) and its subsidiaries, PGF and of consolidated structured entities, mainly with respect to the following projects: Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53).

18.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Consolidated
	Jan-Jun/ 2016	06.30.2016		Jan-Jun/ 2015	12.31.2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	3,242	751	230	5,214	996	281
Petrochemical companies	5,806	452	109	6,304	565	174
Other associates and joint ventures	813	395	1,209	904	524	1,768
Subtotal	9,861	1,598	1,548	12,422	2,085	2,223

Government entities
Government bonds	225	2,884	−	626	4,352	−
Banks controlled by the Federal Government	(6,035)	11,763	88,041	(5,473)	10,181	95,034
Receivables from the Electricity sector (note 7.4)	1,750	15,662	21	3,011	13,335	−
Petroleum and alcohol account - receivables from Federal government	8	865	−	5	857	−
Others	276	1,271	1,008	71	1,190	1,230
Subtotal	(3,776)	32,445	89,070	(1,760)	29,915	96,264
Pension plans	−	241	175	−	141	431
Total	6,085	34,284	90,793	10,662	32,141	98,918

Revenues, mainly sales revenues	11,077			15,001
Foreign exchange and inflation indexation charges, net	(898)			(1,896)
Finance income (expenses), net	(4,094)			(2,443)
Current assets		9,331			8,806
Non-current assets		24,953			23,335
Current liabilities			14,623			12,683
Non-current liabilities			76,170			86,235
Total	6,085	34,284	90,793	10,662	32,141	98,918

18.6.   Compensation of employees and officers

The total compensation of Petrobras’ (Parent Company) key management is set out as follows:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Jan-Jun/2016			Jan-Jun/2015
	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	6.0	0.7	6.7	6.8	0.5	7.3
Social security and other employee-related taxes	1.7	0.1	1.8	1.8	0.1	1.9
Post-employment benefits (pension plan)	0.6	−	0.6	0.4	−	0.4
Benefits due to termination of tenure	0.1	−	0.1	−	−	−
Total compensation recognized in the statement of income	8.4	0.8	9.2	9.0	0.6	9.6
Total compensation paid	8.4	0.8	9.2	9.0	0.6	9.6

Average number of members in the period (*)	7.50	13.00	20.50	8.00	9.83	17.83
Average number of paid members in the period (**)	7.50	10.67	18.17	8.00	8.83	16.83

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2016 the board members and officers of the Petrobras group received R$ 38.0 as compensation (R$ 31.0 in the first half of 2015).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management.

The alternates of Board members, who were also members of these committees, up to April 2016, received the amount of R$ 54 thousand as compensation in 2016 (R$ 65 thousand including related charges).

19.        Provision for decommissioning costs

Non-current liabilities	06.30.2016	12.31.2015
Opening balance	35,728	21,958
Adjustment to provision	34	17,300
Transfers related to liabilities held for sale (*)	110	(488)
Payments made	(1,624)	(4,149)
Interest accrued	1,139	753
Others	(161)	354
Closing balance	35,226	35,728
(*) Includes R$ 493 related to the termination of sales contract of Bijupira and Salema fields in February 2016 and R$ 383 transferred pursuant to the sale of the subsidiary PESA.

20.        Taxes

20.1.   Income taxes and other taxes

Income tax and social contribution				Consolidated
	Current assets		Current liabilities
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Taxes in Brazil	2,469	3,743	630	242
Taxes abroad	19	96	39	168
Total	2,488	3,839	669	410

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Taxes In Brazil:
Current / Deferred ICMS (VAT)	3,310	3,151	2,378	2,364	3,602	4,081	−	−
Current / Deferred PIS and COFINS (taxes on revenues)	2,774	2,913	7,981	7,913	1,255	1,902	−	−
CIDE	−	72	−	−	367	449	−	−
Production Taxes (Special participation / Royalties)	−	−	−	−	2,443	2,428	−	−
Withholding income tax and social contribution	−	−	−	−	1,217	1,698	−	60
REFIS and PRORELIT	−	−	−	−	−	1,068	−	43
Others	653	585	538	718	1,162	956		−
Total in Brazil	6,737	6,721	10,897	10,995	10,046	12,582	−	103
Taxes abroad	60	172	36	22	156	557	−	−
Total	6,797	6,893	10,933	11,017	10,202	13,139	−	103
(*) Other non-current taxes are classified as others non-current liabilities.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.2.   Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted two laws that increased the tax burden on the oil industry as of March 2016, as follows:

•        Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•        Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally sustainable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, aiming to avoid the respective tax burden on it.

The Brazilian Supreme Court is currently analyzing the ABEP request for formal injunctions in both actions.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.3.   Deferred income tax and social contribution - non-current

The changes in the deferred income tax and social contribution are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2015	(36,249)	(595)	10,155	(1,573)	1,397	15,191	1,302	5,371	(378)	(5,379)
Recognized in the statement of income for the year	(4,061)	5,894	(1,687)	186	1,712	6,789	74	(612)	616	8,911
Recognized in shareholders’ equity	−	−	20,961	−	−	(336)	−	(54)	−	20,571
Cumulative translation adjustment	−	106	2	−	(14)	501	(4)	3	(276)	318
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(1,853)	−	−	−	(1,853)
Others	−	(362)	296	21	(3)	73	7	(27)	11	16
Balance at December 31, 2015	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584
Recognized in the statement of income for the period	2,294	(3,096)	731	65	526	2,294	(330)	386	(168)	2,702
Recognized in shareholders’ equity	−	−	(16,618)	−	−	(10)	−	−	−	(16,628)
Cumulative translation adjustment	−	(87)	12	−	5	(195)	−	(13)	(8)	(286)
Others (**)	−	185	15	−	35	−	−	(43)	83	275
Balance at June 30, 2016	(38,016)	2,045	13,867	(1,301)	3,658	22,454	1,049	5,011	(120)	8,647

Deferred tax assets										23,490
Deferred tax liabilities										(906)
Balance at December 31, 2015										22,584

Deferred tax assets										9,429
Deferred tax liabilities										(782)
Balance at June 30, 2016										8,647

(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(**) Includes R$ 264 transferred to liabilities associated with assets held for sale due to the disposal of subsidiary PESA.

The Company recognizes the deferred tax assets based on projections of taxable profits in future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on Business and Management Plan – BMP assumptions.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

20.4.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Income before income taxes	1,364	11,132
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(464)	(3,785)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	990	1,179
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(468)	(1,097)
Tax incentives	82	10
Tax loss carryforwards (unrecognized tax losses)	(389)	(390)
Non-taxable income (non-deductible expenses), net (**)	(539)	(1,535)
Others	(58)	(78)
Income tax and social contribution benefit (expense)	(846)	(5,696)
Deferred income tax and social contribution	2,702	(3,812)
Current income tax and social contribution	(3,548)	(1,884)
Total	(846)	(5,696)

Effective tax rate of income tax and social contribution	62.0%	51.2%

(*) Relates to Brazilian income taxes on earnings of offshore investees generated up to the first half of 2016, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2015 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2015	20,916	762	23,957	283	45,918
(+) Remeasurement effects recognized in OCI	584	(692)	354	(44)	202
(+) Costs incurred in the year	2,879	207	3,213	89	6,388
(-) Contributions paid	(644)	−	(1,155)	(18)	(1,817)
(-) Payments related to the Term of Financial Commitment (TFC)	(550)	−	−	−	(550)
Others	−	−	−	33	33
Balance at December 31, 2015	23,185	277	26,369	343	50,174
Current	1,438	−	1,111	7	2,556
Non-current	21,747	277	25,258	336	47,618
Balance at December 31, 2015	23,185	277	26,369	343	50,174
(+) Costs incurred in the period	1,783	58	2,120	62	4,023
(-) Contributions paid	(306)	−	(570)	(20)	(896)
(-) Payments related to the Term of Financial Commitment (TFC)	(334)	−	−	−	(334)
Others	−	−	−	(164)	(164)
Balance at June 30, 2016	24,328	335	27,919	221	52,803
Current	1,447	−	1,111	5	2,563
Non-current	22,881	335	26,808	216	50,240
Balance at June 30, 2016	24,328	335	27,919	221	52,803

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	144	38	226	16	424
Net interest cost over net liabilities / (assets)	1,639	20	1,894	46	3,599
Net costs for Jan-Jun/2016	1,783	58	2,120	62	4,023

Related to active employees:
Included in the cost of sales	439	29	485	4	957
Included in operating expenses	228	21	283	56	588
Related to retired employees	1,116	8	1,352	2	2,478
Net costs for Jan-Jun/2016	1,783	58	2,120	62	4,023
Net costs for Jan-Jun/2015	1,450	124	1,751	43	3,368

As of June 30, 2016, the Company had pledged crude oil and/or oil products totaling R$ 6,263, which have been reviewed, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (R$ 6,711 as of December 31, 2015).

In the first half of 2016, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 419 (R$ 429 in the first half of 2015) recognized in the results of the period.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.2.   Voluntary Separation Incentive Plan

Since February 2014, the Company has implemented voluntary separation incentive plans aiming to adjust the size of the workforce and to achieve cost optimization as set out in the Business and Management Plan, as described below:

•       Petrobras (PIDV 2014) – the enrollment period occurred from February 12 to March 31, 2014. This plan was re-opened for eligible employees from November 30 to December 18, 2015 and, as a result, 6,779 separations of 7,219 total enrollments were made up to June 30, 2016.

•       Petrobras Distribuidora S.A. (PIDV BR 2014) – the enrollment period occurred from February 12 to March 31, 2014 and, as a result, 656 separations of 658 total enrollments were made up to June 30, 2016.

•       Petrobras Distribuidora S.A. (PIDV BR 2015) – the enrollment period occurred from October 13 to December 31, 2015 and, as a result, 316 separations of 317 total enrollments were made up to June 30, 2016.

•       Petrobras PIDV 2016 – the enrollment period is from April 1, 2016 to August 31, 2016. The PIDV 2016 is open to all employees and the recognition of the provision for expenditure on this plan will occur proportionally to the enrollment of the workforce. As of June 30, 4,087 employees have enrolled to this program and 662 separations were made.

Therefore, 8,413 voluntary separations of employees who enrolled in these plans were made as of June 30, 2016.

Changes in the provision during the first half of 2016 are set out as follows:

Consolidated
Balance as of December 31, 2015	777
New enrolments PIDV Petrobras 2016	1,220
Revision of provisions	(7)
Separations in the period	(747)
Balance as of June 30, 2016	1,243
Current	1,243
Non-current	-

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

22.        Shareholders’ equity

22.1.   Share capital

As of June 30, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Other comprehensive income

In the first half of 2016, the Company recognized the following charges mainly as a result of a 17.8% appreciation of the Brazilian Real against the U.S. dollar:

•         Cumulative translation adjustment of R$ 16,817, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real; and

•         Foreign exchange variation gains of R$ 32,258 (after taxes and amounts reclassified to the statement of income) recognized in the Company's shareholders' equity during the first half of 2016, as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of June 30, 2016 was R$ 26,033 (after taxes), as set out in note 31.2.

22.3.   Earnings (losses) per share

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Net income (loss) attributable to shareholders of Petrobras	(876)	5,861
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings (losses) per common and preferred share (R$ per share)	(0.07)	0.45

23.        Sales revenues

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Gross sales	180,306	193,287
Sales taxes (*)	(38,649)	(38,991)
Sales revenues (**)	141,657	154,296
Diesel	45,894	48,610
Automotive gasoline	28,603	26,030
Jet fuel	4,366	5,330
Liquefied petroleum gas	5,149	4,495
Naphtha	3,967	4,276
Fuel oil (including bunker fuel)	2,065	4,165
Other oil products	5,669	5,714
Subtotal oil products	95,713	98,620
Natural gas	7,210	9,521
Ethanol, nitrogen products and renewables	6,622	5,774
Electricity, services and others	4,913	8,080
Domestic market	114,458	121,995
Exports	11,892	15,191
Sales abroad (***)	15,307	17,110
Foreign market	27,199	32,301
Sales revenues (**)	141,657	154,296

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS.
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, other than exports.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

24.        Other expenses, net

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Unscheduled stoppages and pre-operating expenses	(4,174)	(1,782)
Gains / (losses) related to legal, administrative and arbitration proceedings	(2,574)	(739)
Pension and medical benefits (retirees)	(2,478)	(1,895)
Impairment (losses) / reversals	(1,478)	(1,286)
Voluntary Separation Incentive Plan - PIDV	(1,213)	(81)
Institutional relations and cultural projects	(432)	(718)
Gains / (losses) on disposal/write-offs of assets/E&P areas returned and cancelled projects	(235)	189
Operating expenses with thermoelectric power plants	(208)	(198)
Health, safety and environment	(157)	(152)
Losses on fines	(142)	(776)
Amounts recovered – “overpayments incorrectly capitalized”	79	157
Government grants	269	19
Agreements of Ship/Take or Pay with gas distributors	359	286
Reimbursements from E&P partnership operations	1,123	481
Others	487	356
Total	(10,774)	(6,139)

25.        Costs and Expenses by nature

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Raw material and products for resale	(35,336)	(51,848)
Materials, third-party services, freight, rent and other related costs	(29,329)	(29,145)
Depreciation, depletion and amortization	(24,598)	(17,544)
Employee compensation	(16,361)	(15,310)
Production taxes	(7,130)	(10,515)
Unscheduled stoppages and pre-operating expenses	(4,174)	(1,782)
(Losses) / Gains on legal, administrative and arbitration proceedings	(2,574)	(739)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(1,810)	(1,663)
Allowance for impairment of trade receivables	(1,237)	(24)
Other taxes	(988)	(4,713)
Impairment (losses) / reversals	(1,478)	(1,286)
Institutional relations and cultural projects	(432)	(718)
Health, safety and environment	(157)	(152)
Gains / (losses) on disposal/write-offs of assets/E&P areas returned and cancelled projects	(235)	189
Changes in inventories	(565)	3,256
Amounts recovered – “overpayments incorrectly capitalized”	79	157
Total	(126,325)	(131,837)

In the Statement of income
Cost of sales	(97,828)	(106,324)
Selling expenses	(7,441)	(5,610)
General and administrative expenses	(5,496)	(5,474)
Exploration costs	(2,788)	(2,403)
Research and development expenses	(1,010)	(1,174)
Other taxes	(988)	(4,713)
Other expenses, net	(10,774)	(6,139)
Total	(126,325)	(131,837)

26.        Net finance income (expense)

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Debt interest and charges	(13,513)	(9,850)
Foreign exchange gains (losses) and inflation indexation charges on net debt (*)	(5,767)	(4,618)
Income from investments and marketable securities (Brazilian Government Bonds)	913	944
Financial result on net debt	(18,367)	(13,524)
Capitalized borrowing costs	2,940	2,730
Gains (losses) on derivatives	(229)	(284)
Interest income from marketable securities	19	78
Other foreign exchange gains (losses) and indexation charges, net	1,706	808
Other finance expenses and income, net	(823)	(1,477)
Net finance income (expenses)	(14,754)	(11,669)
Income	1,650	1,349
Expenses	(12,284)	(9,252)
Foreign exchange gains (losses) and inflation indexation charges	(4,120)	(3,766)
Total	(14,754)	(11,669)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

27.         Supplemental information on statement of cash flows

	Consolidated
	Jan-Jun/2016	Jan-Jun/2015
Amounts paid / received during the period
Withholding income tax paid on behalf of third-parties	2,002	1,805

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	88	177
Provision (reversals) for decommissioning costs	34	(62)
Use of deferred tax and judicial deposit for the payment of contingency	156	162

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

28.        Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

The current business segment information is reported in a manner in which the Company’s senior management assesses business performances, as well as makes decisions regarding investments and resources allocation. Due to adjustments in the organization structure and governance and management model, the Company may reassess its business segment report in order to improve management business analysis.

Consolidated assets by Business Area - 06.30.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	19,366	35,874	5,374	179	8,652	79,578	(16,398)	132,625
Non-current assets	442,063	140,538	62,631	2,104	11,530	28,315	(1,474)	685,707
Long-term receivables	24,275	10,091	3,791	12	3,592	19,424	(1,311)	59,874
Investments	4,915	4,753	1,541	1,737	120	22	−	13,088
Property, plant and equipment	404,637	125,024	56,220	355	7,041	8,052	(163)	601,166
Operating assets	296,030	110,192	50,002	318	5,989	6,590	(163)	468,958
Under construction	108,607	14,832	6,218	37	1,052	1,462	−	132,208
Intangible assets	8,236	670	1,079	−	777	817	−	11,579

Total Assets	461,429	176,412	68,005	2,283	20,182	107,893	(17,872)	818,332

Consolidated assets by Business Area - 12.31.2015	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554
Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

Total Assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income by Business Area

Consolidated Statement of Income per Business Area - 06.30.2016
	Jan-Jun/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	53,297	109,032	17,151	445	49,449	−	(87,717)	141,657
Intersegments	50,688	31,621	4,230	427	751	−	(87,717)	−
Third parties	2,609	77,411	12,921	18	48,698	−	−	141,657
Cost of sales	(42,435)	(80,965)	(13,177)	(493)	(45,705)	−	84,947	(97,828)
Gross profit (loss)	10,862	28,067	3,974	(48)	3,744	−	(2,770)	43,829
Income (Expenses)	(8,754)	(6,227)	(1,980)	(137)	(3,524)	(8,071)	196	(28,497)
Selling	(298)	(3,341)	(1,484)	(3)	(2,478)	(49)	212	(7,441)
General and administrative	(655)	(721)	(380)	(43)	(439)	(3,257)	(1)	(5,496)
Exploration costs	(2,788)	−	−	−	−	−	−	(2,788)
Research and technological development	(438)	(103)	(32)	(2)	−	(435)	−	(1,010)
Other taxes	(121)	(137)	(390)	(5)	(84)	(251)	−	(988)
Other expenses, net	(4,454)	(1,925)	306	(84)	(523)	(4,079)	(15)	(10,774)
Net income (loss) before financial results, profit sharing and income taxes	2,108	21,840	1,994	(185)	220	(8,071)	(2,574)	15,332
Financial income (expenses), net	−	−	−	−	−	(14,754)	−	(14,754)
Share of earnings in equity-accounted investments	8	561	204	(2)	16	(1)	−	786
Net Income (loss) before income taxes	2,116	22,401	2,198	(187)	236	(22,826)	(2,574)	1,364
Income tax and social contribution	(717)	(7,425)	(678)	63	(75)	7,111	875	(846)
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518
Net income (loss) attributable to:
Shareholders of Petrobras	1,557	15,184	1,302	(124)	159	(17,255)	(1,699)	(876)
Non-controlling interests	(158)	(208)	218	−	2	1,540	−	1,394
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area

Consolidated Statement of Income per Business Area - 06.30.2015 (*)
	Jan-Jun/2015(*)
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	60,407	117,990	21,589	308	54,149	−	(100,147)	154,296
Intersegments	58,244	37,353	3,338	292	920	−	(100,147)	−
Third parties	2,163	80,637	18,251	16	53,229	−	−	154,296
Cost of sales	(40,911)	(95,509)	(17,819)	(340)	(49,938)	−	98,193	(106,324)
Gross profit	19,496	22,481	3,770	(32)	4,211	−	(1,954)	47,972
Expenses	(5,176)	(5,104)	(2,026)	(80)	(2,944)	(10,525)	342	(25,513)
Selling	(369)	(3,042)	(110)	(4)	(2,487)	56	346	(5,610)
General and administrative	(642)	(634)	(380)	(51)	(434)	(3,331)	(2)	(5,474)
Exploration costs	(2,403)	−	−	−	−	−	−	(2,403)
Research and technological development	(448)	(189)	(124)	(17)	(2)	(394)	−	(1,174)
Other taxes	(143)	(250)	(822)	(1)	(59)	(3,438)	−	(4,713)
Other expenses, net	(1,171)	(989)	(590)	(7)	38	(3,418)	(2)	(6,139)
Net income (loss) before financial results, profit sharing and income taxes	14,320	17,377	1,744	(112)	1,267	(10,525)	(1,612)	22,459
Financial income (expenses), net	−	−	−	−	−	(11,669)	−	(11,669)
Share of earnings in equity-accounted investments	(99)	487	221	(279)	15	(3)	−	342
Net Income (loss) before income taxes	14,221	17,864	1,965	(391)	1,282	(22,197)	(1,612)	11,132
Income tax and social contribution	(4,869)	(5,908)	(593)	38	(431)	5,519	548	(5,696)
Net income (loss)	9,352	11,956	1,372	(353)	851	(16,678)	(1,064)	5,436
Net income (loss) attributable to:
Shareholders of Petrobras	9,332	11,958	1,225	(353)	849	(16,086)	(1,064)	5,861
Non-controlling interests	20	(2)	147	−	2	(592)	−	(425)
Net income (loss)	9,352	11,956	1,372	(353)	851	(16,678)	(1,064)	5,436

(*) For comparative purposes consolidated statement of income by segment for the first half of 2015 is adjusted in accordance with note 4.2 of the consolidated financial statements as of December 31, 2015.

Breakdown of the activities abroad

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Assets as of 06.30.2016	25,894	4,243	1,386	2,586

Statement of income - Jan-Jun/2016
Sales revenues	2,903	6,192	1,155	6,365
Intersegments	1,597	4,997	61	5
Third parties	1,306	1,195	1,094	6,360
Gross profit	955	165	182	686
Net income (loss) before financial results, profit sharing and income taxes	184	(55)	141	207
Net income (loss) attributable to shareholders of Petrobras	65	(51)	224	195

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Assets as of 12.31.2015	31,683	5,459	1,577	3,057

Statement of income - Jan-Jun/2015
Sales revenues	2,874	6,897	721	6,425
Intersegments	1,457	1,999	52	5
Third parties	1,417	4,898	669	6,420
Gross profit	1,004	505	109	608
Net income before financial results, profit sharing and income taxes	906	251	70	151
Net income attributable to shareholders of Petrobras	891	207	128	130

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•       Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; (iii) individual actions of outsourced employees;

•         Tax claims including claims relating to Brazilian federal and state tax credits applied that were disallowed  and demands relating to the VAT (ICMS) tax collection on jet fuel sales;

•        Civil claims relating to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, royalties collection over the shale extraction and alleged noncompliance with contractual terms relating to oil rig construction; and

•         Environmental claims regarding fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	06.30.2016	12.31.2015
Labor claims	3,816	3,323
Tax claims	3,798	3,087
Civil claims	2,445	2,069
Environmental claims	231	282
Other claims	134	15
Total	10,424	8,776

	Consolidated
	06.30.2016	12.31.2015
Opening Balance	8,776	4,091
Additions	1,742	5,294
Use of provision	(709)	(989)
Accruals and charges	707	346
Others	(92)	34
Closing Balance	10,424	8,776

29.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2016	12.31.2015
Tax	4,814	4,076
Civil	2,856	2,693
Labor	3,001	2,670
Environmental	319	305
Others	23	14
Total	11,013	9,758

29.3.   Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The estimated contingent liabilities for legal proceedings as of June 30, 2016, for which the possibility of loss is not considered remote are set out in the following table:

Consolidated
Nature
Tax	119,599
Labor	24,027
Civil - General	25,947
Civil - Environmental	6,114
Others	6
Total	175,693

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	33,562
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs in 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	12,356
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	9,442

4) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and Petros.

Current status: This claim involves lawsuits in different administrative and judicial stages.	7,784
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: Awaiting the hearing of an appeal at the administrative level.	6,864
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,527

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,075
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,354

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,565
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,223
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	3,583
Plaintiff: States of SP, RS and SC Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,621
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,334
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
14) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,317
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	1,787
Plaintiff: States of RJ, SP, ES and BA Finance Departments
16) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,743
Plaintiff: State of Pernambuco Finance Department

17) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,396
Plaintiff: States of RJ, SP, SE and BA Finance Departments
18) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,289
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
19) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,173
20) Other tax matters	13,604
Total for tax matters	119,599

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labor Court and, on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	12,679
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. The Company has filed an appeal in the TST to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	4,757
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,153
4) Other labor matters	5,438
Total for labor matters	24,027

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

5,642

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities related to compliance with the oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	5,187
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage and a Chamber of Arbitration has not yet been established. On the lawsuit filed by EIG and affiliates, alleging that the Company had committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete"), through communications that failed to disclose the alleged corruption scheme. The period allowed to the Company to present its initial position before the federal court in Washington, DC is ongoing.	4,843
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	1,769
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The process is in phase of discovery, where the Company seeks its rights and presents documents to prove the author delinquent in contractual obligations.	1,284
6) Other civil matters	7,222
Total for civil matters	25,947

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,617
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal.

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,182
3) Other environmental matters	2,315
Total for environmental matters	6,114

29.4.   Class action and related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

a)    purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

b)   purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013  or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

c)    purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On October 1st and December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action will continue with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second Circuit granted Petrobras’ motion requesting interlocutory appellate review of the class certification.  Defendants filed their opening briefs on July 21, 2016.  Plaintiffs opposition brief is due on August 25, 2016, and replies are due on September 8, 2016.  Oral argument is scheduled to occur no sooner than September 26, 2016.   Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification.  On June 24, 2016, the judge denied the motion. On June 28, 2016, Petrobras and other defendants moved the Second Circuit for a stay of the district court proceedings pending that Court’s decision on the merits of the appeal. On August 2, 2016, the United States Court of Appeals for the Second Circuit granted Defendants’ motion to stay all district court proceedings pending a decision on the appeal of the class certification.

On June 27, 2016, the parties filed motions for summary judgment.  Further summary judgment briefing is stayed pursuant to the Second Circuit’s Order.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

In addition to the Consolidated Securities Class Action, to date, 29 lawsuits have been filed by individual investors before the same judge in the SDNY (two of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these class plaintiffs.

On October 31, 2015, the judge ordered that the individual lawsuits before him in the SDNY and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks.

On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016, however, the trial is now stayed due to the above mentioned Second Circuit decision of August 2, 2016, staying all district court proceedings. On November 18, 2015, the judge ordered that any individual action filed after December 31, 2015 will be stayed in all respects until after the completion of the trial.

These actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as: the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and the individual additional actions concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,618, of which R$ 3,282 were still in force as of June 30, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,721 and bank guarantees of R$ 561.

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of June 30, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Derivatives not designated for hedge accounting
Future contracts - total (*)	(5,517)	(5,694)	(15)	149
Long position/Crude oil and oil products	58,175	53,735	−	−	2016
Short position/Crude oil and oil products	(63,692)	(59,429)	−	−	2016
Options - total (*)	470	123	1	38
Call/Crude oil and oil products	510	−	1	−	2016
Put/Crude oil and oil products	(40)	123	−	38	2016
Forward contracts - total			(6)	24
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 85	US$ 217	(14)	23	2016
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 24	US$ 50	8	1	2016

Derivatives designated for hedge accounting
Swap - total			57	(130)
Foreign currency / Cross-currency Swap (**)	US$ 298	US$ 298	124	(62)	2016
Interest - Libor / Fixed rate (**)	US$ 384	US$ 396	(67)	(68)	2017

Total recognized in the Statement of Financial Position			37	81
(*) Notional value in thousands of bbl.
(**) Amounts in US$ are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2016	Jan-Jun/2015	Jan-Jun/2016	Jan-Jun/2015	06.30.2016	12.31.2015
Commodity derivatives	(166)	(311)	−	−	210	36
Foreign currency derivatives	(49)	41	16	10	−	−
Interest rate derivatives	(14)	(14)	(8)	(1)	−	−
	(229)	(284)	8	9	210	36
Cash flow hedge on exports (***)	(5,397)	(2,331)	48,876	(20,627)	−	−
Total	(5,626)	(2,615)	48,884	(20,618)	210	36

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of June 30, 2016 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(433)	(866)
Forward contracts	Foreign currency - depreciation BRL x USD	(9)	(49)	(99)
Options	Crude oil and oil products - price changes	−	(2)	(4)
		(9)	(484)	(969)

Derivatives designated for hedge accounting
Swap		(43)	(221)	(368)
Debt	Foreign currency - appreciation JPY x USD	43	221	368
Net effect		−	−	−

Swap		1	(5)	(8)
Debt	Interest - LIBOR increase	(1)	5	8
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on June 30, 2016; R$ x U.S. Dollar - a 4.4% depreciation of the Real; Japanese Yen x U.S. Dollar - a 0.2% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 0.3% depreciation of the Peso; LIBOR Forward Curve - a 0.02% increase throughout the curve. Source: Focus and Bloomberg.

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)        Cash Flow Hedge involving the Company’s  future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

Mainly due to the decrease in international oil prices, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or did not occur in the first half of 2016. Therefore, hedging relationship was revoked and a portion was reclassified to the statement of income in amount of R$ 1,024 in the first half of 2016.

The carrying amounts, the fair value as of June 30, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.2098 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of June 30, 2016
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2016 to March 2027	61,050	195,957

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2015	61,520	240,222
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	5,287	19,982
Exports affecting the statement of income	(1,286)	(4,757)
Principal repayments / amortization	(4,471)	(16,012)
Foreign exchange variation	−	(43,478)
Amounts designated as of June 30, 2016	61,050	195,957

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	55	66	85	86	76	67	60	54	47	59

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2016 is set out below:

	Exchange rate	Tax effect	Total
Balance at December 31, 2015	(88,319)	30,028	(58,291)
Recognized in shareholders' equity	43,478	(14,783)	28,695
Reclassified to the statement of income - occurred exports	4,373	(1,487)	2,886
Reclassified to the statement of income - exports no longer expected or not occurred	1,024	(348)	676
Balance at June 30, 2016	(39,444)	13,410	(26,034)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 1,141 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2016 is set out below:

	Consolidated
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(4,424)	(10,030)	(10,372)	(6,942)	(5,031)	(4,176)	(4,803)	(2,161)	8,495	(39,444)

b)        Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)         Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 06.30.2016	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	12,766		558	3,192	6,383
Liabilities	(208,960)	Dollar/ Real	(9,127)	(52,240)	(104,480)
Cash flow hedge on exports	195,957		8,559	48,989	97,979
	(237)		(10)	(59)	(118)
Liabilities (**)	(1,936)	Yen/ Dollar	4	(483)	(967)
	(1,936)		4	(483)	(967)
Assets	34		1	9	17
Liabilities	(169)	Euro/ Real	(5)	(42)	(85)
	(135)		(4)	(33)	(68)
Assets	23,554	Euro/ Dollar	(296)	5,889	11,777
Liabilities	(46,645)		587	(11,661)	(23,323)
	(23,091)		291	(5,772)	(11,546)
Assets	9	Pound Sterling/ Real	−	2	5
Liabilities	(71)		(1)	(18)	(36)
	(62)		(1)	(16)	(31)
Assets	7,853	Pound Sterling/ Dollar	(275)	1,963	3,927
Liabilities	(15,437)		540	(3,859)	(7,719)
	(7,584)		265	(1,896)	(3,792)
Assets	1,955	Dollar/ Peso	7	489	978
Liabilities	(1,924)		(7)	(481)	(962)
	31		−	8	16
Total	(33,014)		545	(8,251)	(16,506)

(*) On June 30, 2016, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 4.4% depreciation of the Real/ Japanese Yen x U.S. Dollar - a 0.2% depreciation of the Japanese Yen/ Peso x U.S. Dollar - a 0.3% depreciation of the Peso / Euro x U.S. Dollar: an 1.2% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 3.4% depreciation of the Pound Sterling/ Real x Euro - a 3.1% depreciation of the Real / Real x Pound Sterling - 0.9% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, preserving a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products, as well as funds under the divestment program.

During 2015, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. In the first half of 2016, the Company raised approximately US$ 8 billion through proceeds from long-term financing (mainly international capital market), of which US$ 5.98 billion were used to repurchase global notes previously issued.

A term sheet signed in first quarter of 2016 with the China Development Bank CDB to obtain US$10 billion through financing agreements is still being negotiated.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	06.30.2016	12.31.2015
Principal	16,614	26,148	45,938	75,554	53,463	185,000	402,717	497,289
Interest	11,815	22,439	21,206	18,119	13,674	109,666	196,919	230,531
Total	28,429	48,587	67,144	93,673	67,137	294,666	599,636	727,820

32.          Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	2,451	−	−	2,451
Foreign currency derivatives	−	124	−	124
Balance at June 30, 2016	2,451	124	−	2,575
Balance at December 31, 2015	3,255	24	−	3,279

Liabilities
Foreign currency derivatives	−	(6)	−	(6)
Commodity derivatives	(14)	−	−	(14)
Interest derivatives	−	(67)	−	(67)
Balance at June 30, 2016	(14)	(73)	−	(87)
Balance at December 31, 2015	−	(130)	−	(130)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of June 30, 2016, computed based on the prevailing market rates is set out in note 16.1.

33.        Subsequent events

33.1.   Global notes issued in international capital markets

On July 13, 2016, the Company, through its subsidiary Petrobras Global Trading – PGF, completed the US$ 3 billion bond sale on the international capital markets (global notes), of which US$ 1.75 billion will mature in 5 years and US$ 1.25 billion will mature in 10 years. This sale constituted a reopening of a series of securities maturing in 2021 and 2026, originally issued on May 23, 2016, in the amount of US$ 6.75 billion.

The Company used the net proceeds from this sale to repurchase global notes previously issued, maturing from February 3, 2017 to March 15, 2019, and for corporate purposes in general.

33.2.   Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for 100% of Petrobras Chile Distribuición Ltda (PCD), held through Petrobras Caribe Ltda.

The estimated proceed from this deal is US$ 464 million, considering amounts from distribution of cash surplus before the transaction closing, payments to be made by Southern Cross in the closing day and estimated price adjustments within 65 working days after the closing.

The deal’s completion is subject to certain precedent conditions, as established in the agreement and customary for this kind of operation, expected to occur in up to three or four months.

33.3.   Disposal of Petrobras Argentina

On July 27, 2016, the Company concluded the disposal of its entire 67.19% interest in Petrobras Argentina (PESA), owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energia in amount of US$ 897 million. This amount is still subject to adjustments.

As part of this transaction, the Company intends to acquire 33.6% of the concession of Rio Neuquén in Argentina and 100% of Colpa Caranda asset in Bolivia for an amount of US$ 52 million, both subject to approvals from PESA’s Board of Directors and Bolivia Federal Government, respectively.

33.4.       Disposal of interest in exploratory block BM-S-8

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interests in the exploratory block BM – S-8 to Statoil, which includes the Carará area located in the pre-sal of Santos Basin, for an amount of US$ 2.5 billion. The other current partners in this block can exercise their right of preference in this transaction, allowing them to acquire the Company’s interest by the same amount offered by Statoil, at least.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

34.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2015 and the interim statements as of June 30, 2016

	Number of notes
Notes to the Financial Statements	Annual for 2015	Quarterly information for 2Q-2016
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Impairment	14	13
Exploration for and evaluation of oil and gas reserves	15	14
Trade payables	16	15
Finance debt	17	16
Leases	18	17
Related parties	19	18
Provision for decommissioning costs	20	19
Taxes	21	20
Employee benefits (Post-employment)	22	21
Shareholders' equity	23	22
Sales revenues	24	23
Other expenses, net	25	24
Costs and Expenses by nature	26	25
Net finance income (expense)	27	26
Supplementary information on the statement of cash flows	28	27
Segment reporting	29	28
Provisions for legal proceedings, contingent liabilities and contingent assets	30	29
Guarantees for concession agreements for petroleum exploration	32	30
Risk management and derivative instruments	33	31
Fair value of financial assets and liabilities	34	32
Subsequent events	35	33

(*) Summary of significant accounting policies
(**) Disposal of assets and legal mergers

The notes to the annual report 2015 that were suppressed in the 2Q-2016 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	5
New standards and interpretations	6
Petroleum and alcohol accounts - receivables from Federal Government	19.6
Tax amnesty programs – State Tax (Programas de Anistias Estaduais)	21.3
Contingent assets	30.5
Commitments to purchase natural gas	31
Capital management	33.4
Insurance	33.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.